UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 1-32575

Shell plc
(Exact name of registrant as specified in its charter)

England and Wales
(Jurisdiction of incorporation or organization)

Shell Centre
London, SE1 7NA
United Kingdom
(Address of principal executive office)

________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]      Form 40-F [   ]

Transaction in Own Shares

03 February, 2025

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 03 February, 2025 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
03/02/2025	600,000	£ 26.6450	£ 26.1600	£ 26.4010	LSE	GBP
03/02/2025	0	-	-	-	Chi-X (CXE)	GBP
03/02/2025	440,000	£ 26.6450	£ 26.1700	£ 26.4011	BATS (BXE)	GBP
03/02/2025	530,000	€ 32.1650	€ 31.6550	€ 31.9138	XAMS	EUR
03/02/2025	150,000	€ 32.1700	€ 31.6750	€ 31.9272	CBOE DXE	EUR
03/02/2025	0	-	-	-	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 30 January 2025.

In respect of this programme, Natixis will make trading decisions in relation to the securities independently of the Company for a period from 30 January 2025 up to and including 25 April 2025.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with  Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Natixis on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Shell plc Share Buyback RNS - 02.03.2025 (https://ml-eu.globenewswire.com/Resource/Download/68e6d2e0-aded-4a73-adb2-5f02088a6d79)

Transaction in Own Shares

04 February, 2025

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 04 February, 2025 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
04/02/2025	600,000	£ 26.5550	£ 26.0150	£ 26.2811	LSE	GBP
04/02/2025	0	-	-	-	Chi-X (CXE)	GBP
04/02/2025	440,000	£ 26.5550	£ 26.0150	£ 26.2847	BATS (BXE)	GBP
04/02/2025	530,000	€ 32.0700	€ 31.3950	€ 31.7173	XAMS	EUR
04/02/2025	150,000	€ 32.0700	€ 31.4250	€ 31.7173	CBOE DXE	EUR
04/02/2025	0	-	-	-	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 30 January 2025.

In respect of this programme, Natixis will make trading decisions in relation to the securities independently of the Company for a period from 30 January 2025 up to and including 25 April 2025.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with  Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Natixis on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Shell plc Share Buyback RNS_02.04.2025 (https://ml-eu.globenewswire.com/Resource/Download/75a10383-c76a-4c51-9096-23cdda9001cf)

Transaction in Own Shares

05 February, 2025

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 05 February 2025 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
05/02/2025	670,000	£ 26.7100	£ 26.3300	£ 26.4544	LSE	GBP
05/02/2025	0	-	-	-	Chi-X (CXE)	GBP
05/02/2025	370,000	£ 26.6850	£ 26.3300	£ 26.4723	BATS (BXE)	GBP
05/02/2025	540,000	€ 32.2500	€ 31.7950	€ 31.9804	XAMS	EUR
05/02/2025	140,000	€ 32.2350	€ 31.8050	€ 32.0054	CBOE DXE	EUR
05/02/2025	0	-	-	-	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 30 January 2025.

In respect of this programme, Natixis will make trading decisions in relation to the securities independently of the Company for a period from 30 January 2025 up to and including 25 April 2025.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with  Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Natixis on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Shell plc Share Buyback RNS_02.05.2025 (https://ml-eu.globenewswire.com/Resource/Download/f306a79f-0941-4d4d-8920-1c635a5756f3)

Transaction in Own Shares

06 February, 2025

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 06 February 2025 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
06/02/2025	850,000	£ 26.9350	£ 26.4250	£ 26.6456	LSE	GBP
06/02/2025	100,000	£ 26.9300	£ 26.4450	£ 26.6479	Chi-X (CXE)	GBP
06/02/2025	100,000	£ 26.9200	£ 26.4450	£ 26.6502	BATS (BXE)	GBP
06/02/2025	572,000	€ 32.4000	€ 31.7950	€ 32.1125	XAMS	EUR
06/02/2025	133,000	€ 32.3950	€ 31.8450	€ 32.1172	CBOE DXE	EUR
06/02/2025	0	-	-	-	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 30 January 2025.

In respect of this programme, Natixis will make trading decisions in relation to the securities independently of the Company for a period from 30 January 2025 up to and including 25 April 2025.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with  Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Natixis on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Shell plc Share Buyback RNS_02.06.2025 (https://ml-eu.globenewswire.com/Resource/Download/d3b687a8-ed84-4ff7-841b-1cb204d6490e)

Transaction in Own Shares

07 February, 2025

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 07 February 2025 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
07/02/2025	800,000	£ 26.5500	£ 26.3350	£ 26.4653	LSE	GBP
07/02/2025	100,000	£ 26.5500	£ 26.3550	£ 26.4680	Chi-X (CXE)	GBP
07/02/2025	100,000	£ 26.5450	£ 26.3400	£ 26.4676	BATS (BXE)	GBP
07/02/2025	532,000	€ 32.0250	€ 31.7950	€ 31.9485	XAMS	EUR
07/02/2025	133,000	€ 32.0100	€ 31.8350	€ 31.9538	CBOE DXE	EUR
07/02/2025	0	-	-	-	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 30 January 2025.

In respect of this programme, Natixis will make trading decisions in relation to the securities independently of the Company for a period from 30 January 2025 up to and including 25 April 2025.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with  Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Natixis on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Shell plc Share Buyback RNS_02.07.2025 (https://ml-eu.globenewswire.com/Resource/Download/e3b3d2b8-be76-4d00-8db2-ba41a4c01a06)

Transaction in Own Shares

10 February, 2025

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 10 February 2025 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
10/02/2025	894,839	£ 26.5300	£ 26.1950	£ 26.4253	LSE	GBP
10/02/2025	105,161	£ 26.5050	£ 26.2000	£ 26.4083	Chi-X (CXE)	GBP
10/02/2025	100,000	£ 26.5050	£ 26.2100	£ 26.4171	BATS (BXE)	GBP
10/02/2025	665,000	€ 32.1400	€ 31.7200	€ 31.9601	XAMS	EUR
10/02/2025	100,000	€ 32.1200	€ 31.7650	€ 31.9863	CBOE DXE	EUR
10/02/2025	0	-	-	-	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 30 January 2025.

In respect of this programme, Natixis will make trading decisions in relation to the securities independently of the Company for a period from 30 January 2025 up to and including 25 April 2025.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with  Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Natixis on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Shell plc Share Buyback RNS_02.10.2025 (https://ml-eu.globenewswire.com/Resource/Download/95198016-9c92-4b4a-ac3f-21d6fde817da)

Transaction in Own Shares

11 February, 2025

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 11 February 2025 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
11/02/2025	720,000	£ 27.0700	£ 26.5150	£ 26.7603	LSE	GBP
11/02/2025	90,000	£ 27.0550	£ 26.5500	£ 26.7608	Chi-X (CXE)	GBP
11/02/2025	90,000	£ 27.0450	£ 26.5450	£ 26.7630	BATS (BXE)	GBP
11/02/2025	508,500	€ 32.6400	€ 32.0500	€ 32.3252	XAMS	EUR
11/02/2025	90,000	€ 32.6350	€ 32.0850	€ 32.3189	CBOE DXE	EUR
11/02/2025	0	-	-	-	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 30 January 2025.

In respect of this programme, Natixis will make trading decisions in relation to the securities independently of the Company for a period from 30 January 2025 up to and including 25 April 2025.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with  Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Natixis on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Shell plc Share Buyback RNS_02.11.2025 (https://ml-eu.globenewswire.com/Resource/Download/48c1dd4d-769d-4848-81e0-34f76ec5a1aa)

Transaction in Own Shares

12 February, 2025

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 12 February 2025 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
12/02/2025	807,192	£ 27.0450	£ 26.7400	£ 26.8942	LSE	GBP
12/02/2025	100,000	£ 27.0400	£ 26.7600	£ 26.8910	Chi-X (CXE)	GBP
12/02/2025	100,000	£ 27.0350	£ 26.7550	£ 26.8913	BATS (BXE)	GBP
12/02/2025	574,719	€ 32.6150	€ 32.2900	€ 32.4458	XAMS	EUR
12/02/2025	100,000	€ 32.6150	€ 32.3350	€ 32.4467	CBOE DXE	EUR
12/02/2025	0	-	-	-	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 30 January 2025.

In respect of this programme, Natixis will make trading decisions in relation to the securities independently of the Company for a period from 30 January 2025 up to and including 25 April 2025.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with  Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Natixis on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Shell plc Share Buyback RNS_02.12.2025 (https://ml-eu.globenewswire.com/Resource/Download/05d9540f-a3a7-48a1-8fff-4bf53fecf6c4)

Transaction in Own Shares

13 February, 2025

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 13 February 2025 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
13/02/2025	1,094,760	£ 26.5700	£ 26.2550	£ 26.3662	LSE	GBP
13/02/2025	100,000	£ 26.5250	£ 26.2750	£ 26.3742	Chi-X (CXE)	GBP
13/02/2025	100,000	£ 26.5500	£ 26.2500	£ 26.3773	BATS (BXE)	GBP
13/02/2025	695,922	€ 32.0450	€ 31.6900	€ 31.8011	XAMS	EUR
13/02/2025	100,000	€ 32.0400	€ 31.6900	€ 31.8109	CBOE DXE	EUR
13/02/2025	0	-	-	-	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 30 January 2025.

In respect of this programme, Natixis will make trading decisions in relation to the securities independently of the Company for a period from 30 January 2025 up to and including 25 April 2025.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with  Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Natixis on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Shell plc Share Buyback RNS_02.13.2025 (https://ml-eu.globenewswire.com/Resource/Download/0260b880-462b-4118-8b03-4f9fc2facf9b)

Transaction in Own Shares

14 February, 2025

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 14 February 2025 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
14/02/2025	710,527	£ 26.9350	£ 26.4250	£ 26.6936	LSE	GBP
14/02/2025	90,906	£ 26.9350	£ 26.4800	£ 26.7035	Chi-X (CXE)	GBP
14/02/2025	90,552	£ 26.9150	£ 26.4800	£ 26.7038	BATS (BXE)	GBP
14/02/2025	514,758	€ 32.4900	€ 31.8850	€ 32.1967	XAMS	EUR
14/02/2025	89,097	€ 32.4650	€ 31.9200	€ 32.2010	CBOE DXE	EUR
14/02/2025	0	-	-	-	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 30 January 2025.

In respect of this programme, Natixis will make trading decisions in relation to the securities independently of the Company for a period from 30 January 2025 up to and including 25 April 2025.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with  Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Natixis on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Shell plc Share Buyback RNS_02.14.2025 (https://ml-eu.globenewswire.com/Resource/Download/0f716ab7-e8af-430a-aba8-7720f02cea80)

Transaction in Own Shares

17 February, 2025

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 17 February 2025 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
17/02/2025	715,974	£ 26.9450	£ 26.6750	£ 26.8699	LSE	GBP
17/02/2025	98,513	£ 26.9450	£ 26.6900	£ 26.8718	Chi-X (CXE)	GBP
17/02/2025	97,880	£ 26.9450	£ 26.6900	£ 26.8726	BATS (BXE)	GBP
17/02/2025	513,299	€ 32.5200	€ 32.1800	€ 32.4285	XAMS	EUR
17/02/2025	87,529	€ 32.5100	€ 32.1950	€ 32.4222	CBOE DXE	EUR
17/02/2025	0	-	-	-	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 30 January 2025.

In respect of this programme, Natixis will make trading decisions in relation to the securities independently of the Company for a period from 30 January 2025 up to and including 25 April 2025.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with  Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Natixis on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Shell plc Share Buyback RNS_02.17.2025 (https://ml-eu.globenewswire.com/Resource/Download/966129c5-2dc1-4c23-be64-77b68f556b01)

Transaction in Own Shares

18 February, 2025

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 18 February 2025 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
18/02/2025	881,144	£ 26.9300	£ 26.6800	£ 26.8067	LSE	GBP
18/02/2025	67,289	£ 26.9400	£ 26.6900	£ 26.8284	Chi-X (CXE)	GBP
18/02/2025	68,289	£ 26.9400	£ 26.7000	£ 26.8255	BATS (BXE)	GBP
18/02/2025	591,302	€ 32.5750	€ 32.3150	€ 32.4597	XAMS	EUR
18/02/2025	57,147	€ 32.5750	€ 32.3900	€ 32.4750	CBOE DXE	EUR
18/02/2025	0	-	-	-	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 30 January 2025.

In respect of this programme, Natixis will make trading decisions in relation to the securities independently of the Company for a period from 30 January 2025 up to and including 25 April 2025.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with  Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Natixis on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Shell plc Share Buyback RNS_02.18.2025 (https://ml-eu.globenewswire.com/Resource/Download/743ee562-5f8c-4291-8d22-4e6ee46e9951)

Transaction in Own Shares

19 February, 2025

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 19 February 2025 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
19/02/2025	844,693	£ 27.0150	£ 26.7900	£ 26.8832	LSE	GBP
19/02/2025	47,852	£ 26.9950	£ 26.8150	£ 26.8892	Chi-X (CXE)	GBP
19/02/2025	47,552	£ 27.0150	£ 26.8050	£ 26.8886	BATS (BXE)	GBP
19/02/2025	572,334	€ 32.7900	€ 32.4900	€ 32.6034	XAMS	EUR
19/02/2025	27,449	€ 32.7700	€ 32.5250	€ 32.6188	CBOE DXE	EUR
19/02/2025	0	-	-	-	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 30 January 2025.

In respect of this programme, Natixis will make trading decisions in relation to the securities independently of the Company for a period from 30 January 2025 up to and including 25 April 2025.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with  Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Natixis on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Shell plc Share Buyback RNS_02.19.2025 (https://ml-eu.globenewswire.com/Resource/Download/19e0d100-b0a2-49db-a169-7b01316f222a)

Transaction in Own Shares

20 February, 2025

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 20 February 2025 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
20/02/2025	913,270	£ 26.9350	£ 26.7150	£ 26.8167	LSE	GBP
20/02/2025	49,119	£ 26.8800	£ 26.7300	£ 26.8169	Chi-X (CXE)	GBP
20/02/2025	48,425	£ 26.9150	£ 26.7150	£ 26.8199	BATS (BXE)	GBP
20/02/2025	645,218	€ 32.6500	€ 32.3400	€ 32.5356	XAMS	EUR
20/02/2025	28,708	€ 32.6000	€ 32.4700	€ 32.5450	CBOE DXE	EUR
20/02/2025	0	-	-	-	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 30 January 2025.

In respect of this programme, Natixis will make trading decisions in relation to the securities independently of the Company for a period from 30 January 2025 up to and including 25 April 2025.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with  Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Natixis on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Shell plc Share Buyback RNS_02.20.2025 (https://ml-eu.globenewswire.com/Resource/Download/52f9747b-4dad-4723-a4f0-771c171e0a7d)

Transaction in Own Shares

21 February, 2025

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 21 February 2025 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
21/02/2025	1,441,279	£ 26.7850	£ 26.3450	£ 26.4983	LSE	GBP
21/02/2025	41,942	£ 26.7700	£ 26.3700	£ 26.5398	Chi-X (CXE)	GBP
21/02/2025	41,655	£ 26.7850	£ 26.3800	£ 26.5447	BATS (BXE)	GBP
21/02/2025	829,262	€ 32.5250	€ 32.0650	€ 32.2438	XAMS	EUR
21/02/2025	25,430	€ 32.4950	€ 32.1000	€ 32.2807	CBOE DXE	EUR
21/02/2025	0	-	-	-	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 30 January 2025.

In respect of this programme, Natixis will make trading decisions in relation to the securities independently of the Company for a period from 30 January 2025 up to and including 25 April 2025.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with  Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Natixis on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Shell plc Share Buyback RNS_02.21.2025 (https://ml-eu.globenewswire.com/Resource/Download/c10625d8-26f8-4cbd-8a23-97a5a1d1a58d)

Transaction in Own Shares

24 February, 2025

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 24 February 2025 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
24/02/2025	950,000	£ 26.4650	£ 26.1850	£ 26.2987	LSE	GBP
24/02/2025	100,000	£ 26.4650	£ 26.1950	£ 26.3092	Chi-X (CXE)	GBP
24/02/2025	116,379	£ 26.4650	£ 26.1850	£ 26.2930	BATS (BXE)	GBP
24/02/2025	590,000	€ 32.1650	€ 31.8400	€ 31.9889	XAMS	EUR
24/02/2025	136,169	€ 32.1600	€ 31.8450	€ 31.9809	CBOE DXE	EUR
24/02/2025	26,059	€ 31.9900	€ 31.8550	€ 31.9290	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 30 January 2025.

In respect of this programme, Natixis will make trading decisions in relation to the securities independently of the Company for a period from 30 January 2025 up to and including 25 April 2025.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with  Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Natixis on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Shell plc Share Buyback RNS_02.24.2025 (https://ml-eu.globenewswire.com/Resource/Download/c5bb078b-5ff7-44b0-8e93-eee664b301ab)

Transaction in Own Shares

25 February, 2025

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 25 February 2025 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
25/02/2025	850,000	£ 26.5600	£ 26.2250	£ 26.4058	LSE	GBP
25/02/2025	100,000	£ 26.5400	£ 26.2350	£ 26.4148	Chi-X (CXE)	GBP
25/02/2025	150,000	£ 26.5600	£ 26.2250	£ 26.3767	BATS (BXE)	GBP
25/02/2025	660,000	€ 32.2750	€ 31.8400	€ 32.0701	XAMS	EUR
25/02/2025	150,000	€ 32.2750	€ 31.8550	€ 32.0324	CBOE DXE	EUR
25/02/2025	0	-	-	-	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 30 January 2025.

In respect of this programme, Natixis will make trading decisions in relation to the securities independently of the Company for a period from 30 January 2025 up to and including 25 April 2025.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with  Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Natixis on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Shell plc Share Buyback RNS_02.25.2025 (https://ml-eu.globenewswire.com/Resource/Download/3dfcf80a-7b14-4dbc-9b76-abd2ca425cc0)

Transaction in Own Shares

26 February, 2025

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 26 February 2025 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
26/02/2025	800,000	£ 26.4900	£ 26.2250	£ 26.3895	LSE	GBP
26/02/2025	100,000	£ 26.4850	£ 26.2350	£ 26.3927	Chi-X (CXE)	GBP
26/02/2025	106,485	£ 26.4850	£ 26.2300	£ 26.3835	BATS (BXE)	GBP
26/02/2025	567,488	€ 32.1600	€ 31.8450	€ 32.0507	XAMS	EUR
26/02/2025	105,963	€ 32.1650	€ 31.8700	€ 32.0540	CBOE DXE	EUR
26/02/2025	0	-	-	-	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 30 January 2025.

In respect of this programme, Natixis will make trading decisions in relation to the securities independently of the Company for a period from 30 January 2025 up to and including 25 April 2025.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with  Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Natixis on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Shell plc Share Buyback RNS_02.26.2025 (https://ml-eu.globenewswire.com/Resource/Download/9c4e2316-cfbc-41c3-9997-f1b22deca207)

Transaction in Own Shares

27 February, 2025

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 27 February 2025 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
27/02/2025	694,416	£ 26.6450	£ 26.3500	£ 26.4850	LSE	GBP
27/02/2025	100,000	£ 26.6400	£ 26.3850	£ 26.4915	Chi-X (CXE)	GBP
27/02/2025	100,000	£ 26.6500	£ 26.3900	£ 26.4939	BATS (BXE)	GBP
27/02/2025	565,804	€ 32.5200	€ 32.1050	€ 32.2734	XAMS	EUR
27/02/2025	100,000	€ 32.5250	€ 32.1250	€ 32.2801	CBOE DXE	EUR
27/02/2025	0	-	-	-	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 30 January 2025.

In respect of this programme, Natixis will make trading decisions in relation to the securities independently of the Company for a period from 30 January 2025 up to and including 25 April 2025.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with  Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Natixis on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Shell plc Share Buyback RNS_02.27.2025 (https://ml-eu.globenewswire.com/Resource/Download/7bd4dc97-2b47-4088-bc6f-543041a0455e)

Transaction in Own Shares

28 February, 2025

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 28 February 2025 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
28/02/2025	769,444	£ 26.5050	£ 26.1700	£ 26.3260	LSE	GBP
28/02/2025	127,529	£ 26.5200	£ 26.1800	£ 26.3202	Chi-X (CXE)	GBP
28/02/2025	132,234	£ 26.5150	£ 26.1700	£ 26.3188	BATS (BXE)	GBP
28/02/2025	574,436	€ 32.3100	€ 31.9150	€ 32.1054	XAMS	EUR
28/02/2025	116,644	€ 32.3350	€ 31.9500	€ 32.1069	CBOE DXE	EUR
28/02/2025	0	-	-	-	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 30 January 2025.

In respect of this programme, Natixis will make trading decisions in relation to the securities independently of the Company for a period from 30 January 2025 up to and including 25 April 2025.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with  Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Natixis on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Shell plc Share Buyback RNS_02.28.2025 (https://ml-eu.globenewswire.com/Resource/Download/00cc5362-4e53-4c10-8e1c-0bfdcb8d194d)

This Report on Form 6-K is incorporated by reference into:

(a)	the Registration Statement on Form F-3 of Shell plc, Shell Finance US Inc. and Shell International Finance B.V. (Registration Numbers 333-276068, 333-276068-01 and 333-276068-02); and

(b)	the Registration Statements on Form S-8 of Shell plc (Registration Numbers 333-262396 and 333-272192).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shell plc
(Registrant)

Date: March 3, 2025	/s/ Julie Keefe
Julie Keefe
Deputy Company Secretary